

VIA FACSIMILE AND U.S. MAIL

January 7, 2008

Charles P. Cooley
Chief Financial Officer
The Lubrizol Corporation
29400 Lakeland Boulevard
Wickliffe, Ohio 44092

       RE: The Lubrizol Corporation
               Form 10-K for Fiscal Year Ended December 31, 2006
               Form 10-K/A for Fiscal Year Ended December 31, 2006
               Forms 10-Q for Fiscal Quarters Ended March 31, 2007,
               June 30, 2007 and September 30, 2007
               File No. 1-5263

Dear Mr. Cooley:

      We have reviewed your letter dated December 13, 2007 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2006

Item 3. Legal Proceedings, page 22

1. We note the disclosure on page 22 of your Form 10-K regarding your notification to the Treasury Department's Office of Foreign Assets Control and the Department of Commerce's Bureau of Industry and Security regarding the results of your internal review of certain export transactions, and the resulting actions by those regulatory offices. Please describe to us the export transactions that were the subject of your notification to those offices. Your response should include a description of the timing and nature of the violations alleged to have occurred. Describe in plain language the products, technologies, and services that you and/or the Lubrizol Advanced Materials segment sold or attempted to sell in Iran,

a country identified as a state sponsor of terrorism by the State Department and subject to U.S. economic sanctions and export controls. Tell us whether the Iranian purchasers were private parties or entities affiliated with the Iranian government.

2. Please describe for us the nature and extent of any other contacts you and/or Lubrizol Advanced Materials segment have had, have or anticipate having with Iran, whether through direct or indirect arrangements. Your response should include reasonably detailed information regarding the products, technologies, and services involved, and the extent to which the contacts, including any agreements and commercial arrangements, have been with the Iranian government or entities affiliated with that government.

3. Please discuss the materiality of any contacts described in response to the foregoing comments, and whether they would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including, the approximate dollar amounts of any revenues, assets, and liabilities associated with Iran for the last three years. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contacts with Iran.

Your qualitative materiality analysis also should address whether, and the extent to which, the government of Iran, or persons or entities controlled by that government, have received cash or act as intermediaries in connection with your contacts.

4. Please address the applicability to your Iran-related activities of Section 5(b) of the Iran Sanctions Act of 1996, as modified by the Iran Freedom Support Act on September 30, 2006. Address whether any of the products, technologies, or services you have directly or indirectly provided into Iran have military uses or

implications. If so, identify and describe for us the products, technologies, and services involved, and explain their military uses and implications.

5. We note the disclosure on page 3 that you derive approximately 20% of your consolidated total revenues from the Asia/Pacific and the Middle East regions. In addition, it appears from the pull-down menu of countries on the vendor application form on your website that vendors from Cuba, North Korea, Sudan, and Syria can transact business with your company. Please advise us whether you do business in or with those countries. Describe to us any direct or indirect contacts you have had, have, or anticipate having with any of those countries, all of which are identified by the State Department as state sponsors of terrorism, and subject to U.S. economic sanctions and export controls. Provide the same type of description and materiality analysis regarding such contacts as we have requested in the prior comments regarding your contacts with Iran.

6. Please describe for us the "corrective measures, including disciplinary actions" to which you refer on page 22 of the 10-K, and any compliance programs you have in place relating to contacts with countries designated as state sponsors of terrorism.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Edward Kelly, Staff Attorney, at (202) 551-3728 or, in his absence, Pamela Long, Assistant Director, at (202) 551-3765 if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, the undersigned at (202) 551-3789 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant
Chief Accountant